Exhibit 15.01

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form S-8 as may be amended or supplemented (File No. 333-152004) pertaining to the Agnico-Eagle Mines Limited Amended and Restated Employee Stock Option Plan and the Agnico-Eagle Mines Limited Amended and Restated Incentive Share Purchase Plan of our reports dated March 26, 2013, with respect to the consolidated financial statements of Agnico-Eagle Mines Limited and to the effectiveness of internal control over financial reporting of Agnico-Eagle Mines Limited, which reports are included in the Annual Report on Form 20-F of Agnico-Eagle Mines Limited for the year ended December 31, 2012 filed with the Securities and Exchange Commission.

Toronto, Canada	ERNST & YOUNG LLP
March 28, 2013	Chartered Accountants
Licensed Public Accountants